Exhibit 99.2

Company announcement

TORM plc Fourth Quarter 2021
“After a challenging year in the product tanker market, we saw a recovery towards the end of 2021. On average, Q4 2021 rates were more than USD/day 1,000 higher than rates in Q4 2020 and Q3 2021 resulting in an EBITDA of USD 42.9m and a loss before tax of USD -8.0m,” says Executive Director Jacob Meldgaard and adds: “In recent months, global oil demand has returned to 2019 levels, and we have seen improved freight rates, but also volatility that may be reinforced by the Russian invasion of Ukraine.”

•
In Q4 2021, TORM achieved TCE rates of USD/day 13,929 (2020, same period: USD/day 12,863) and an EBITDA of USD 42.9m (2020, same period: USD 8.0m). The loss before tax amounted to USD -8.0m (2020, same period a loss of USD -39.7m), and loss per share (EPS) was USD -0.10 or DKK -0.65 (2020, same period loss per share: USD -0.54 or DKK -3.37). Cash flow from operating activities was positive at USD 12.7m in Q4 2021 (2020, same period: USD 20.2m), and Return on Invested Capital (RoIC) was 0.8% (2020, same period: -6.7%).

•
In the full year of 2021, TORM achieved TCE rates of USD/day 13,703 (2020, same period: USD/day 19,800) and an EBITDA of USD 136.9m (2020, same period: USD 271.9m). The loss before tax for the full year of 2021 amounted to USD -40.8m (2020, same period a profit of USD 89.5m), and loss per share (EPS) was USD –0.54 or DKK -3.40 (2020, same period positive: USD 1.19 or DKK 7.78). Cash flow from operating activities was positive at USD 47.9m for the full year of 2021 (2020, same period: USD 235.8m). Return on Invested Capital (RoIC) for the full year of 2021 was 0.0% (2020, same period: 7.8%).

•
In Q4 2021, the product tanker market was supported by the US Gulf refineries returning from Hurricane Ida related outages in Q3 2021 and strong import demand from South America. However, low product exports from Asia, the slowly increasing OPEC+ production and related continued stock draws as well as a weak crude tanker market kept the general product tanker market freight rates under pressure.

•
During Q4 2021, TORM has fully maintained its operations thanks to the One TORM platform despite the new COVID-19 Omicron variant. After successful vaccination programs for seafarers and land-based employees, booster doses are being encouraged and arranged for all employees based on their eligibility and local requirements. We have been able to safeguard the health of both our sea-based and land-based employees. We can now observe that many countries are again opening up their societies recognizing that the Omicron variant is manageable for their health systems, and we will as always continue to operate at the highest safety standards.

•
During Q4 2021, TORM completed the sale and leaseback of eight of the planned nine refinancings of existing MR vessels built from 2010 to 2012 with a Chinese financial institution. Early January 2022, TORM completed the sale and leaseback transaction of the last of the nine MR vessels. The transaction was already highlighted in our Q3 2021 reporting, and ended up giving a liquidity contribution of USD 73.7m and provided TORM with more asset optionality both during and at the end of the leasing arrangements. In Q4 2021, TORM took delivery of TORM Helene, the first one of two LR2 vessels from our newbuilding program announced during Q1 2020. The last LR2 newbuilding (TORM Houston) was delivered in January 2022. TORM Emilie and TORM Tevere were sold late 2021 and early 2022, respectively. Deliveries are expected during first half of 2022 subject to technical inspection.

•
As of 31 December 2021, TORM’s available liquidity was USD 209.9m consisting of USD 171.7m in cash and cash equivalents, including restricted cash and USD 38.2m in available sale and leaseback financing related to the financing of the last LR2 newbuilding delivered in Q1 2022. Cash and cash equivalents include USD 26.9 m in restricted cash, primarily related to funds received in connection with a sale-and-leaseback transaction as well as to collateral for financial instruments. As of 31 December 2021, net interest-bearing debt amounted to USD 972.0m (2020: USD 713.1m), and TORM's net loan-to-value (LTV) ratio was 52.3% (2020: 50.8%).

•
Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,926.0m as of end December 2021. Compared to broker valuations as of 30 September 2021, the market value of the fleet increased by USD 40.1m when adjusted for acquired and sold vessels in Q4 2021. The book value of TORM’s fleet was USD 1,963.0m as of 31 December 2021 excluding outstanding payments on the newbuildings. The outstanding installments include payment for scrubbers related to the last LR2 newbuilding. The fleet was not impaired per 31 December 2021 as the value in use was higher than the carrying amounts.

•
As of 31 December 2021, TORM had installed 51 scrubbers out of 57 planned and the remaining six are expected to be installed before the end of Q1 2023, including one on the LR2 newbuilding TORM Houston.

TORM PLC | BIRCHIN COURT, 20 BIRCHIN LANE LONDON, EC3V 9DU, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO.02 02 MARCH 2022	PAGE 1 / 2

Company announcement

•
As of 31 December 2021, 10% of the earning days in 2022 were covered at an average rate of USD/day 17,805. As of 27 February 2022, the coverage for Q1 2022 was 85% at USD/day 15,569. For the individual segments, the coverage was 85% at USD/day 16,150 for LR2, 73% at USD/day 17,061 for LR1, 87% at USD/day 15,337 for MR and 83% at USD/day 13,061 for Handysize.

CONFERENCE CALL AND WEBCAST
TORM’s results will be presented on a live webcast via TORM’s website at 09:00 am Eastern Time / 03:00 pm Central European Time. Participants should register approximately ten minutes prior to the event.
There will be a simultaneous conference call. For participation in the call, please dial +45 3271 4988 (or +1 (760) 294 1674 for US connections) at least ten minutes prior to the start to ensure connection. The operator will guide you to the conference room. The presentation can be downloaded from http://www.torm.com/investors thirty minutes prior to the event.
Contact
Jacob Meldgaard, Executive Director
tel.: +45 3917 9200
Kim Balle, Chief Financial Officer
tel.: +45 3917 9200
Andreas Abildgaard-Hein, IR
tel.: +45 3917 9339
About TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.
Safe harbor statements as to the future
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance.

Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis.  However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | BIRCHIN COURT, 20 BIRCHIN LANE LONDON, EC3V 9DU, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO.02 02 MARCH 2022	PAGE 2 / 2